Exhibit 21.1

List of Subsidiaries

Name	Jurisdiction	Equity Owners and Percentage of Equity Securities Held / VIE

Moxian Intellectual Property Limited	Samoa	100% owned by Moxian, Inc.

Moxian CN Group Limited	Samoa	100% owned by Moxian, Inc.

Moxian Group Limited	British Virgin Islands	100% owned by the Moxian CN Group Limited

Moxian (Hong Kong) Limited	Hong Kong	100% owned by Moxian Group Limited

Moxian Technologies (Shenzhen) Co., Ltd.	PRC	100% owned by Moxian (Hong Kong) Limited

Moxian Malaysia SDN BHD	Malaysia	100% owned by Moxian (Hong Kong) Limited

Moxian Technologies (Shanghai) Co. Ltd.	PRC	100% owned by Moxian Technologies (Shenzhen) Co., Ltd.

Moxian Technologies (Beijing) Co., Ltd.	PRC	100% owned by Moxian Technologies (Shenzhen) Co., Ltd.

Shenzhen Moyi Technologies Co. Ltd.	PRC	A contractually controlled affiliate of Moxian Technologies (Shenzhen) Co., Ltd.

Woodland Corporation Limited	Hong Kong	100% owned by Moxian, Inc